Filed by Oi S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

Subject Company: Portugal Telecom SGPS S.A.

Commission File No.: 001-13758

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO (1) THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) AND OI S.A. (“OI”), AND (2) THE PROPOSED MERGER (INCORPORAÇÃO) OF PORTUGAL TELECOM, SGPS, S.A. (“PORTUGAL TELECOM”) WITH AND INTO TMARPART.

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication may contain information related to (1) the proposed merger of shares (incorporação de ações) between TmarPart and Oi, and (2) the proposed merger (incorporação) of Portugal Telecom with and into TmarPart.

In connection with the proposed merger of shares between TmarPart and Oi and the proposed merger of Portugal Telecom with and into TmarPart, TmarPart or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding this proposed merger of shares and proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Material Fact, dated March 28, 2014 (English translation).